Filed by Carbon Revolution Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Evercore ISI Fireside Chat with Carbon Revolution
March 8, 2023

James West (Evercore ISI):

Hello everyone, and thank you for joining us today. Welcome to today's Fireside Chat with Jake Dingle and Gerard Buckle, CEO and CFO of Carbon Revolution. As many of you know, I'm James West. I run Sustainable Technologies and Clean Energy Team at Evercore ISI. Here with me today is my autos colleague Chris McNally, who runs our Global Automotive and Mobility Team. Carbon Revolution is a global tier one OEM supplier that has successfully innovated, commercialized, and industrialized the supply of lightweight carbon fiber wheels for global OEMs. The company has progressed from simple prototypes to now designing and manufacturing wheels for some of the most well-known luxury car brands and models in the world, such as the Chevy Corvette, the Ford Mustang, Ferrari, and Renault.

Jake started at Carbon Revolution in 2008 as one of the initial investors and founders. He has over 25 years of experience in engineering, operation strategy and M&A within Australian listed companies. He was also a former head of M&A and corporate development for Goodman Fielder and has helped businesses across various consulting firms such as BCG and LEK. Gerard is an experienced senior executive and chartered accountant with the demonstrated capacity to develop and implement strategic plans and improve business performance. Previously he held CFO and general management roles at Incitec Pivot, Orica, Olex, Jetsar, and Repco. So Jake and Gerard, thank you for joining us today.

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

Thanks, James. Great to be with you.

James West (Evercore ISI):

Well, good. Well, why don't we start off with you introducing yourselves, telling us a bit about the Carbon Revolution story and why it's a fit in a world shifting towards decarbonization?

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

Yeah, sure, James. I'll introduce myself first. So I came into this from, as you mentioned, from a large multinational in listed Australian company environments. In my prior career, I was involved in developing and manufacturing defense technology as well as lots of other sorts of manufacturing. I had a stint in the strategy consulting world. Getting involved as one of the founders of Carbon Revolution in a way was the culmination of all that experience. It was an opportunity to take a really exciting early stage technology through all the challenges of commercialization and scale up into a massive global automotive market. So as founders, we were always really focused on Carbon Revolution being a disruptor rather than just a niche player. And I'll cover a little bit of that in a minute. I'll let Gerard introduce himself first.

Gerard Buckle (Chief Financial Officer of Carbon Revolution Limited):

Thanks, Jake, and good afternoon all. I started with Carbon Revolution about three and a half years ago after working in listed companies, large listed companies here in Australia, multinational companies and the majority manufacturing companies. What attracted me to Carbon Rev about three and a half years ago was this great international opportunity. We had first mover advantage and very exciting to be sort of from the down the bottom of Australia here, bringing this unique and products to the globe, so those are very exciting times. Thanks, Jake.

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

So the idea for establishing Carbon Revolution started really with a team of really smart engineers with backgrounds in automotive technology and composite materials technology. By combining those skills they set about trying to significantly improve a vehicle's efficiency and performance by dramatically reducing the weight where it matters most. So rotating unsprung mass, which sits below the suspension and at which the wheels are really the most significant component, is far and away the most important weight to reduce on a vehicle. Weight that's taken from there has a transformative effect where static weight taken from other parts of a vehicle just doesn't. So not only were we ultimately successful in solving all of the challenges involved with engineering a carbon fiber wheel, but we engineered all of the complex product elements concurrently with the invention of entirely new manufacturing processes that would enable us to ultimately fully automate and scale up. And that was always the intention.

So we also carefully developed the types and formats of raw materials to facilitate scale and automation in that area as well. So all of this with a specific intention of making sure that this could be scaled up into a truly disruptive technology. We were never interested in this just being confined to niche or ultra-premium parts of the market. So today we design and manufacture carbon fiber wheels that are up to 50% lighter than conventional wheels made from aluminum while achieving or exceeding all of the exact same strength and load requirements that are placed on any wheels that go on OEM vehicles. I guess what does this mean for EVs, for example? Well, efficiency technology like this, it can be used to improve performance, but it can also be used to consume less energy. We all know range is critical for EVs with charge times and reliability, a key barrier to adoption. So this range anxiety is the typical term used.

So reducing wheel weight pays dividends for EV range, and swapping to Carbon Revolution wheels can boost EV range by up to 5% and potentially as high as 10%, which is huge. So like a lot of other automotive technologies that are now considered quite mainstream, our technology or our market entry point has been the high performance vehicle market. You can see how the 2023 Z06 Corvette uses the efficiency it gains from adding our wheels to dramatically improve performance. So GM stated that the wheels reduced the Corvette's unsprung mass by an enormous 41 pounds compared to the lightweight forged aluminum wheels. They actually found that with Carbon Revolution wheels, the vehicle was an astounding two seconds faster per lap over a two minute lap just from swapping the wheels over.

James West (Evercore ISI):

Well, that's exciting. Well, we know that the EV market is experiencing really significant rapid growth and we do expect that the global automotive wheel market will follow suit. Could you talk a little about the tailwinds that's driving this momentum? Maybe provide some examples and how are they going to impact Carbon Revolution?

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

Yeah, sure. So I mean obviously the global automotive wheel market, it's already massive, but it's growing. It's expected to grow from about 38 billion, which it was in 2020 to almost 60 billion by 2028. So it's a huge market already. In the '70s, aluminum wheels first appeared on the market and they gradually trickled down from the ultra premium vehicles to less premium market segments providing weight savings and styling improvements compared to steel. And today, nearly all new passenger vehicles and SUVs in North America come standard with aluminum wheels. More than half the global market's now aluminum and we see carbon fiber on a very similar trajectory. We were recently awarded our first EV program, which is for a significant North American electric SUV, and we've got more of those in the pipeline, range improvements, reductions in road noise, styling enhancements we can offer. This is all driving the OEMs to sign us on for EVs.

So as wheels are getting larger in particular, which they need to in order to accommodate heavier vehicles and larger braking systems, aluminum wheels are reaching a limit. As wheel sizes get up to 22, 23 and even 24 inches, we can save well over a hundred pounds across a vehicle. And that's without compromising the strength or load rating of a wheel. So if needed, we can actually make wheels that are stronger than aluminum while still achieving significant weight savings. So this weight saving pays dividends for improving range as I said earlier. This much weight reduction, it can improve range in an EV by 5% and even up to 10% if fully integrated. There's other factors that help in this regard. The ability to incorporate aerodynamic features in the wheel's geometry without significant weight penalty is something that just can't be done with any kind of efficiency in aluminum.

So the other interesting point is our wheels are also quieter than metal wheels, which is crucial in EVs. EVs don't have engine noise. Every other noise becomes much more obvious. Road noise is a real issue for OEMs, particularly as they transition over to EVs. We know of a lot of companies producing EVs with significant sound deadening material in the tires or adding acoustic measures in other parts of the vehicle to reduce that transmitted no road noise. And this adds further weight, it adds further cost. Carbon fiber composite structures, while they're very, very stiff, they're also highly damped compared to metal. So that reduces the road noise transmission. We can even optimize them to be even quieter by modifying the internal complex internal fiber structures. So these factors, as well as the sorts of unique aesthetic and styling options that we can offer the design studios that are not available in conventional materials, these are driving OEMs to embrace our technology for EVs.

Chris McNally (Evercore ISI):

That's great. And Jake and Gerard, thanks so much from my side. Maybe just to follow on that line of thought on EVs, which could obviously it sounds like be one of the most important megatrends for you. And when I just try to think about the sizing of the carbon entire opportunity within EVs, if we think EVs are going to be 40 or 45% of the global market and new sales maybe in 2030, do you see your future volumes as being something above that coming from EVs? And just if you can talk about the different segments. You talked a little bit about luxury, but it just seems with EVs going mass market for all the advantages, maybe you can also talk a little bit about a payback period or a total cost of ownership when using carbon fiber wheels.

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

Yeah. It's a complex question to answer because each customer has a different set of requirements. So firstly, we're very well aware of the rapid shift to EVs. In global markets, a lot of our new business, a disproportionate amount is now coming from EV applications as you'd imagine. Market penetration's widely expected to be well over 20% by 2030. And I think there's quoted higher numbers than that again. In many markets it'll be higher, particularly where there's a mandatory EV adoption.

I think to put this in perspective, I traveled to the US and Europe last year or early last year for first trip since the pandemic and met with all of our current and some future OEM customers. A lot of these are companies that have been making cars for decades. They're now all electrifying their products. Some of them are only just starting out as EV-only players as well. And there are two really key takeouts from these meetings. And this really highlighted to me the massive opportunity that Carbon Revolution has. Firstly, there's one tailwind in our favor that we hadn't probably recognized, which is class weight limits. Like I said, we can save over 100 pounds from a vehicle particularly as wheels are getting bigger and for these larger vehicle formats. EVs have a problem with weight and it's pushing vehicles beyond their traditional weight classes. This has really big implications for OEMs which need Corporate Average Fuel Economy (CAFE) credits in the US in particular. If the EV they sell is too heavy then they don't get a credit for it which hampers their ability to continue selling internal combustion engine vehicles and remaining profitable. So they're looking to reduce weight significantly and by any means. That either involves reducing battery weight or removing important features in some cases like seats, neither of which are desirable. So we offer a bolt-on solution with none of these drawbacks and there are further benefits in terms of styling, performance, range and reductions in road noise. So that was a significant learning in terms of the willingness to adopt a bolt-on technology like this.

The second takeout was the realization among the OEMs, that aluminum wheels are reaching their limit in size and the dilemma facing vehicle design studios and engineering teams is as vehicles get larger their wheels have to as well. The industry's gone from in the 80s and 90s, 15 inch wheels were fairly standard. Now wheels of 22, 23 and we are seeing 24 inches on SUVs and pickups are being designed by OEMs today. People like big wheels and on a large vehicle they're a necessity both from a styling perspective and to fit braking and suspension components. I'm not sure if you've ever seen or tried to lift one, but a 23 or 24 inch aluminum wheel is incredibly heavy, you wouldn't want to be stuck on the side of the road trying to change a flat tire. So the massive unsprung weight is really hard to keep in check and to manage into the design of the vehicle. It actually is requiring redesign and reinforcement of suspension which adds further weight complexity and ultimately investments, causing a lot of unease amongst car-makers.

They need to trade off between attributes, durability and cost when opting for wheels of that size but there's no going back to smaller wheels. So our technology is a bolt-on enabler that really helps OEMs to keep EVs within class weight limits, achieve emission reductions and CAFE credits, increased range. All while having wheels of a style and size at their customers demand and in many cases they can yield revenue benefits as well – and OEMs are certainly on board with doing that. So adding carbon fiber wheels is a really good alternative to retooling an entire factory because the vehicle needs a total redesign to be structurally okay or to achieve the weight class that enables the business model to stack up. So those two really clear enabling factors were very, very much across the board in terms of the feedback that we got from our customers.

James West (Evercore ISI):

Interesting, maybe let's pivot to your manufacturing operations. I know that your company recently started production on new manufacturing lines in Australia. Could you maybe talk about some of the advantages of the manufacturing process, the current, the expected capacity and your plans for your cost and volume efficiencies over the next few years as you guys grow?

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

Yeah, sure. So we're the only company in the world that is producing automotive carbon fiber wheels at scale and this has come about from well over a decade of engineering development. Our product and process engineering teams continue to work together really closely so we can design wheels that are able to be made at scale and in increasing scale as we progress. We use a resin transfer molding process in making our wheels, this has allowed us to achieve higher volume and lower cost than any alternative processes that are used in other industries such as aerospace. Since we started, we've introduced new methods of production continuously and we continue to rapidly evolve the manufacturing processes within our factory. We've brought in high pressure molding stations over the last few years and new methods of placing fibers. The layout, automation, everything like that, that can greatly reduce cycle times and costs and improve the return on capital within our factory. A lot of the refinement in our factory came about at different times and now what we've done is integrated all of these together into our first Mega-line.

This has been producing wheels, the first of these is under the commissioning phase. It's been producing wheels since the start of this year. It's already showing that it'll deliver both cost efficiencies and capacity improvements which we expect to see coming through strongly as production volume grows and that becomes a template for our future industrialization and scale up. We expect to be significantly adding to the capacity through the Mega-line in the coming years to enable us to satisfy the demand from the large and the growing number of awarded programs we have signed up. We have a very healthy order book of signed up business. It's been actually quite advantageous manufacturing in Australia from an IP and technology development perspective. We've been able to develop and protect all of our proprietary processes, we have our engineering teams intimately involved together with our production. So product design and process and manufacturing engineering are all very closely integrated together. It's been crucial as we've effectively written the rule book for carbon fiber wheel manufacturing.

But we understand ultimately we'll need to expand offshore. Our customers have been clear about that as we grow to be a more disruptive technology and we need to be in closer proximity to our customers in the longer term. So this will allow us to increase volume, reduce costs to the point where we can become as I said fully disruptive. But with a stable and repeatable production process in place and we can replicate that model wherever we need to as we scale up.

James West (Evercore ISI):

Right. I guess as you bring the manufacturing capacity online and you alluded to awards of programs that have come through, where is this demand growth I guess coming from? Historically I know you primarily produce premium products for lower volume but higher performance cars. How do you see this changing in the future? I mean fairly similar to, you got a Chris' question earlier as we got mass market do you see these going mass market as well?

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

Yeah. Our plan has always been to disrupt the automotive wheel market. We never got into this as something that would just be confined to niche and this means moving beyond the low volume, super high performance and luxury segments. So as we achieve economies of scale and further automate and industrialize our production processes, the cost difference between our wheels and traditional wheels reduces. As wheel size increases the benefits of switching to our wheels, our carbon fiber technology becomes more pronounced. So we get more and more efficient and more optimized as the size and the strength requirements increase. So with that in mind, we're now really targeting and penetrating the premium SUV and pickup segments. These are massive segments, particularly in North America and significant in other OECD markets. We're in production with our first premium SUV wheel and like I said we've been awarded other premiums SUV programs as well. These vehicles are... They also where they typically implement new technologies like ours and can realize the most significant gains. Ultimately, every vehicle can benefit from lighter wheels.

We're seeking to offer something that's far better than what we call 'value parity' for global OEMs, which means that the benefits of our wheels well and truly exceed any additional outlay that they have to make. People perceive value differently, we know that in the premium end of the market OEMs want wheels that allow them to achieve profitability, provide styling attributes to their customers demand without compromising on durability and efficiency. Further, into the future we envisage the same principles of exceeding value parity across all of the various different platforms and segments within the automotive space. Then ultimately probably beyond automotive into other industry segments including industrial vehicles and aerospace applications. Aerospace is a market that we know our technology has a significant application in given the high value of weight savings and we've already confirmed this application through some initial development work that we've completed there as well.

Chris McNally (Evercore ISI):

Maybe we can talk a little bit about the higher level growth strategy. Just stepping back, the market for wheels, highly competitive, fragmented, you talked about your tech advantages, the manufacturing, some of the things that you plan on disrupting. But can we talk about go-to-market strategy? And similarly we're interested in learning about some of the recent investments in your company and your capital and growth plans.

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

Yeah, sure. So the market is highly competitive among traditional wheel makers but we have few if any direct competitors making OEM carbon fiber wheels. Being an OEM supplier really sets us apart from any of the other aspiring carbon fiber wheel makers for a couple of reasons. Firstly, OEM testing requirements and validation requirements are a lot more stringent than anything that's in place for aftermarket wheels. So the car companies have their reputations on the line and wheels are a safety critical component of the vehicle. Our wheels have been designed to the same OEM standards that all other OEM wheels have to meet regardless of what they're made from. So meeting these standards has involved a sustained design and engineering effort since we started out over a decade ago and there's been a lot of investment going into that to achieve sort of that status. The second thing that sets us apart as an OEM supplier is our scale. There's really a night and day difference between Carbon Revolution and other companies trying to make carbon fiber wheels.

We've invested over $250 million to date and continue to invest because we recognize how disruptive this technology has the potential to be. So projects like the Mega-line are the culmination of years of R&D in improving our production efficiency and automation. So we understand that competitors will emerge because this technology is so beneficial and frankly the market's big enough for other players. But we're seeking to now build a brand and capitalize on this first mover advantage. So we're already becoming a household name, customers like Ford and General Motors single us out among suppliers when promoting their own vehicles which is really encouraging for us. We're also well protected from competitors, we've got over 90 granted and pending patents and a host of intellectual property and knowledge built up in our production.

Chris McNally (Evercore ISI):

Maybe if we just continue down that road just for those who are unfamiliar. Can you talk about your recent partnerships, some of the big names that you work with either historically and those that are more recent?

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

Sure. So we've worked with most of the sort of top 10 global OEMs in some form since we started. They've all universally expressed a strong interest in this technology. We have a great sales and business development team based across North America and Europe. They work very closely with our existing customers and are quoting new business with new customers. So just in the past couple of months, we've seen a big increase in our backlog, which is our projected sales from awarded programs. This has come off the back of changes in orders for existing programs and formalization of new program awards. Ultimately, the OEMs we've partnered with have all been very supportive of the technology and our position as a company. We always aim to partner with our customers in a way that allows them to maximize the value they can generate from integrating our technology. And that allows us to grow and be a strong and sustainable supplier of our technology to them.

So repeat business is a key element of our strategy, as working with existing customers speeds up the development of wheels and reduces engineering costs. We've had quite a number of programs that you would've seen now with Ferrari. The recently revealed Mustang Dark Horse is our fourth wheel program with Ford. So being with Ford and GM, we're working with two of the top five global OEMs and we've only scratched the surface so far in terms of their own product lines. There's plenty of opportunity to expand to other vehicles within their portfolios and there are new customers on the way and announcements pending where we may have had already a long relationship with an OEM, but that isn't yet in the public domain. So a deliberate strategy of targeting the top OEMs in the world, working closely with them to generate repeat business and then add additional customers where they are strategic and where we can work together as a partnership.

Chris McNally (Evercore ISI):

That's great. We were actually in Detroit at the auto show for the Mustang Dark Horse reveal. That was a lot of fun. One more from me. So if I think about when you're working with an OEM take forward, just walk us through the typical process for selecting your product. You talked about the extensive testing that we're aware of, but I guess maybe also, is it typically your product then going to be on an entire model line for that year, or is it usually a take rate added on by the consumer at a higher trim? So it's an option, it's a feature, or are you finding that it's included in sort of the entire line for that specific model?

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

I'll let Gerard take this one.

Gerard Buckle (Chief Financial Officer of Carbon Revolution Limited):

Yeah, sure. Look, the typical process for selecting our wheels for a vehicle includes a lot of collaboration between our product engineering team and the OEM's design and engineering teams. Jointly the team's work on the design and the engineering of the wheel to ensure that it can achieve the desired look and hit all the OEM's functional specs. Of course, there's a commercial negotiation. We need the business case to work, so does our customer. So there's clearly a negotiation there. The selection process concludes with a formal award process. This process, this formal award process brings together all of the initial design, the engineering, the commercial items. It brings them all together. The OEM then reviews and makes a formal award of the wheel program for the life of that vehicle production to Carbon Rev for carbon fiber wheels. And once awarded then there's typically around 18 months of further detailed design engineering, all the validation testing before the start of production.

The type of contracts can vary through different vehicles. Our first contract on the Shelby GT350R, that was our first program and we were a standard fitment. Often our wheels are packaged with other options to form a pack, but increasingly we are seeing our wheels can be a standalone option and that's great. Take rates have been strong and generally stronger than when we were initially awarded the programs.

The positive about being an option is that we're seeing really strong demand from customers. And so regardless of the models, our history would say that when we're awarded a program, customer demand for our wheels on cars as an option has been stronger than what we've originally been awarded by the customer. It's also important to note that we have a strong history of outperforming the awards, and as an example, Ford has ordered more wheels than initially forecast for all three of its production programs so far, and they've been a mixture of option or a inclusion in a pack, which is an option on a car. And we really take that as a great endorsement of how enthusiastic the consumers have been about our wheel technology.

James West (Evercore ISI):

That's great. Well, maybe if we shift over to the financial side of things. I'm curious about the strategies that you're implementing to reduce your bill of materials to improve your unit economics. I understand that fixed cost absorption will improve as production ramps, so I'm also interested in knowing what the breakeven point is with respect to volumes and when you expect to hit that breakeven target.

Gerard Buckle (Chief Financial Officer of Carbon Revolution Limited):

Yeah, look, we've got very clear strategies to reduce our production costs over the coming few years. Cost reduction and improved unit economics is driven by three key items. The first one is scale, and that's a key enabler for cost reduction. As we increase our volume, we will achieve scale benefits in labor, materials and overheads. And looking at each one of those labor, our process involves people through certain parts of the manufacturing process, and this labor is reasonably fixed up to certain volumes. As we grow, we will be able to fully utilize our current labor much more efficiently than we have at the current low volume levels that we have, and that just really includes putting more parts per hour through the process. Raw materials, given our growth plans, we've got significant growth opportunities for our suppliers. We'll move from spot buying of small quantities of raw materials to contract buying of larger volumes, of raw materials, and we can leverage those larger volumes and the forecast of those larger volumes to get sharper prices from our suppliers.

And as we're already engaging with our suppliers around the next three to five years, and they're very excited about what they're seeing and how they can help us with our unit cost. And then the overheads, the overheads they'll not increase at the same rate as our sales and the overhead cost of running the plant will be amortized over more wheels, thereby lowering the overhead cost per wheel. The second key enabler is automation, and our Mega-line as, Jake touched on earlier, it brings new automation into the molding process. Many of the wheel and tool lifting and movement tasks, they have been managed by our team. And in future, they will be carried out by conveyors and robots. So rather than having people moving parts around the factory we’ll have conveyors, rather having people with crane operations and lifting, you know, heavy parts we'll have robots doing those parts.

So automation will make a big difference to our labor costs going forward. And thirdly, it's process improvement. We're at a very early stage of implementing a lean process in our factory. And combination of lean process improvement and some new incremental manufacturing technologies will also help improve our unit economics. And then lastly, our next plant will be offshore. Australia is a very high cost country from a labor perspective and the supply chain, it's long and it's expensive. So once we've completed our plant in Australia, the next plant will be in a low cost environment and much closer to our key raw material suppliers and our customers. And on the breakeven points, the key breakeven point, we forecast EBITDA breakeven to be around 45,000 wheels. And our current plans have us reaching this target late in the calender year '24.

James West (Evercore ISI):

Okay, great. And then maybe if we... Well the transaction you're undergoing right now, I mean you had an IPO previously, now you've announced plans to merge with Twin Ridge Capital Acquisition Corp. to go public in the US here in the first half. Could you elaborate on the strategic rationale behind this transaction and the shared vision between Carbon Revolution and Twin Ridge?

Gerard Buckle (Chief Financial Officer of Carbon Revolution Limited):

Yeah, for sure. Look, we believe the strategic rationale is very compelling. As Jake has talked about. We've got a true first mover advantage, and this is a really big market for wheel, huge growth opportunity. And this opportunity can be significantly enhanced through our merger with Twin Ridge and moving our listing to the US. The merger with Twin Ridge brings the funds necessary to complete the development of our current wheel programs to finish the build of our first manufacturing plant here in Australia, take our volumes to a level that enables us to become profitable. Now our plans extend well beyond the Geelong plant and include continued growth. This will require us to put new manufacturing facilities in regions much closer to our customers. Merging with Twin Ridge provides the opportunity to access much deeper pools of capital in the US and we believe the investment market in the US has a much greater understanding of what a disruptive technology in the auto industry can deliver in terms of growth.

The team at Twin Ridge understand the opportunity in front of Carbon Revolution and they share our vision to enhance new mobility through significant weight reduction and efficiency improvements. The Twin Ridge team understand and they have networks that stretch across global OEMs and they understand manufacturing and scaling up businesses. So the Twin Ridge team will add significant value across our OEM relationships in the future and also to the scale-up of our manufacturing. We're really excited to have the Twin Ridge team on board as we expand in North America and have this opportunity to list in the United States.

James West (Evercore ISI):

Right. Got you. Well, great. This was very helpful. Would you mind going through some of your full-year targets, and how's everything been going? We're now a little over two months into the year. Any bottlenecks or issues, or any positives in the process?

Gerard Buckle (Chief Financial Officer of Carbon Revolution Limited):

Yeah. Look, our forecast revenue is to grow from $28.5 million in calendar year '22 up to $90 million in calendar year '24, and that's a compound annual growth rate of 78%. An important note is that revenue growth is all coming from programs that we have right now. There's no blue-sky programs in there. They're programs that are awarded and in engineering phase. Also over this period, as I said earlier, we moved to becoming EBITDA profitable in calendar year '24.

From an operations perspective, the last couple of years have been pretty challenging with the pandemic and the supply chain disruptions, but we really are turning the corner. We've managed through COVID-induced delays in programs, semiconductor chip shortages, and global supply chain disruptions.

Now, the good news is that we've really hit the ground running from January '23. The ramp-up of the Corvette Z06 wheel in production, it's going strong from January. We've introduced our first premium SUV wheel into production in January as well. Later in 2023, we'll also be producing wheels for the recently unveiled Corvette E-Ray and the Ford Mustang Dark Horse. Both vehicles attracted significant publicity when they debuted in the U.S. in the past two months, and we were really pleased to see our wheels featured on these OEM vehicle launches.

Happy to report that our business development pipeline is strong, and we are excited that our awarded backlog has increased significantly, from $335 million to $460 million, based on the recent award of a new program and revisions to orders from existing programs. As Jake mentioned, our Mega-line is now in the commissioning phase. We're producing production wheels from the line, and the commissioning will be completed over the coming few months. It brings, the Mega-line brings scale, it brings efficiency, it brings safety, significantly transforming the production of the wheels for us. Commissioning will continue. We're not done yet, but it is going really well so far producing production wheels, and we'll complete the commissioning of the Mega-line over the next couple of months.

James West (Evercore ISI):

Okay, great. Well, we have two questions from the line from our listeners that I wanted to ask as well, before we wrap up. The first one is, how much more do carbon wheels cost the OEM versus aluminum wheels?

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

That's an often commonly-asked question, so we can't disclose the pricing that we have agreed with our customers. What I would say, though, is when aluminum wheels entered the market back in the '70s, they were very similar in terms of their entry to what our wheels are today and now more than half of the market, and they sustain I think at least a three times higher price than steel today, and have done that through that period of time.

And that really reflects this concept of what is value parity. The willingness to pay for an aluminum wheel versus a steel wheel is reflected in its weight save, its aesthetics and what it does for a vehicle. We would like to think that the delta that we can offer between carbon fiber and aluminum is even more than between aluminum and steel, and that's what we are aiming for.

So, that concept of value parity, I talked a lot about the required investment that's required in new plants and new design of vehicles to try and get this kind of a saving or a benefit in any other way versus a carbon fiber wheel, which is essentially a bolt-on weight save that gives you a whole lot of benefits from the range, performance, acoustic treatment and those sort of things.

You can see what our average wheel price is today through our financial reporting, but it will come down. But, certainly there's an ability to sustain a premium because of the value that we are delivering. That's why we talk about value parity and staying above that.

James West (Evercore ISI):

Right, right. Well, another question. This one's more around emissions and the overall emission equation. When you're using or sourcing carbon fiber, when we have the OEMs looking for neutrality across the overall supply chain ... I mean, I guess the way I think about it is it's a utilization of carbon, so it's actually a net negative use ... but are there other parts of your chain or the usage of this carbon fiber that cause an emissions issue that maybe OEMs will over time want to take out of the equation?

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

That's a great question. So we are, I guess, comparable to an aluminum wheel, which is obviously a material that's produced from bauxite and from various very energy-intensive processes. By comparison, carbon fiber does consume energy, and most forms of carbon fiber today have a raw material that's sourced from a byproduct of a petroleum process as well.

But, what we are seeing is advancements in the efficiency of those, and also potentially in the future renewable sources of that precursor or that raw material, which is pretty exciting. So, compared to the amount of energy and the footprint of aluminum, we're confident that there's already advantages, but ultimately we'd like to approach as neutral and as environmentally sustainable sources for our entire value chain as possible. That's just a great target, a great ambition to have.

In terms of the usage of our product, we're already delivering significant environmental benefits because of the efficiency of the product in use, but it's not where we stop. We're interested in the full life cycle, where it comes from and what happens to it afterwards, so even recycling in-process scrap and end-of-life scrap and how to reuse that and regenerate that. We are well developed in terms of the work that we're doing on the whole life cycle. But, yeah, certainly the upstream processes compared to alternatives, that’s not problematic, but ultimately moving away from petroleum-based sources of raw materials is what I think everyone is focused on.

James West (Evercore ISI):

Right. Okay. Well, look guys, this has been great, extremely illuminating. Perhaps, as we told you about 45 minutes, we’re running up against the clock here. Do you want to close out here with kind of your main thoughts and how you want people to remember you and the story, and then how you think you can scale?

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

Yeah. Well, thanks so much, Chris and James, for the opportunity. I guess, to sum up the opportunity that lies ahead for the Carbon Revolution, the automotive industry, it's really at a tipping point. I don't think any of us have ever seen such a rapid transformation in the types of vehicles being designed and built by the global car makers. Moving to EVs is bringing a whole host of challenges for those OEMs and their customers, and particularly given the speed of it. Our technology is one that really helps to improve and broaden the appeal of EVs and the viability of them. Car companies and their customers want, and indeed, in many cases we're finding out really need our technology.

So, we've got significant forward revenue visibility. This highlights the size of the opportunity in front of us. We've got a clear plan to grow and meet this demand through industrialization and scale-up, and we look forward to our technology achieving a really true disruption of the automotive wheel market and enhancing the efficiency and performance of the world's vehicles. It's a really exciting time for innovators in the global auto industry, and we are certainly gearing up for big things in the future. So, thanks very much for having us.

Gerard Buckle (Chief Financial Officer of Carbon Revolution Limited):

Thank you.

James West (Evercore ISI):

Absolutely. Thanks, guys. Good to talk, and we'll look forward to watching your progress. Thanks so much.

Jake Dingle (Chief Executive Officer and Managing Director of Carbon Revolution Limited):

You too.

James West (Evercore ISI):

Bye-bye.

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution Limited (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on a national exchange in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving CBR, TCRA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the ordinary shares of MergeCo, par value $0.0001, to be issued in connection with the proposed business combination. The Registration Statement is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the BCA and SID, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.